Filed by SCANA Corporation
Pursuant to Rule 425 of the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: SCANA Corporation
(Commission File No.: 1- 8809)

The following email was sent to all employees:

Georgia PSC approves Dominion Energy-SCANA combination

On March 20, 2018, the Georgia Public Service Commission unanimously approved the merger of Dominion Energy and SCANA Corporation. In doing so, the Georgia PSC became the first state regulatory agency to act on the proposed combination.

“We greatly appreciate the prompt action by Chairman McDonald and the other commissioners in moving forward with our proposal.” said Thomas F. Farrell, II, Dominion Energy chairman, president and CEO. “This is an important step in bringing a brighter energy future to customers, communities and others served by the SCANA companies. We look forward to receiving the additional required regulatory approvals and completing our transaction by the end of this year.”

The Federal Trade Commission previously granted early termination of the 30-day waiting period under the federal Hart-Scott-Rodino Antitrust Improvements Act. The merger is also contingent upon approval of SCANA's shareholders; review and approval from the public service commissions of South Carolina and North Carolina; and authorization of the Nuclear Regulatory Commission and Federal Energy Regulatory Commission. You can check the status of key approvals on The Edge.

Important additional information
In connection with the proposed transaction between Dominion Energy, Inc. and SCANA Corporation, Dominion Energy has filed with the SEC a registration statement on Form S-4 that includes a combined preliminary proxy statement of SCANA and preliminary prospectus of Dominion Energy, as well as other relevant documents concerning the proposed transaction. The registration statement has not yet become effective and the proxy statement/prospectus included therein are in preliminary form. The proposed transaction involving Dominion Energy and SCANA will be submitted to SCANA’s shareholders for their consideration. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Shareholders of SCANA are urged to read the registration statement and the preliminary proxy statement/prospectus regarding the transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information.

Shareholders are able to obtain a free copy of the preliminary proxy statement/prospectus, as well as other filings containing information about Dominion Energy and SCANA, without charge, at the SEC’s website (http://www.sec.gov). Copies of the preliminary proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the preliminary proxy statement/prospectus can also be obtained, without charge, by directing a request to Dominion Energy, Inc., 120 Tredegar Street, Richmond, Virginia 23219, Attention: Corporate Secretary, Corporate.Secretary@dominionenergy.com or to SCANA Corporation, 220 Operation Way, Mail Code 0133, Cayce, South Carolina 29033, Attention: Office of the Corporate Secretary, BoardInformation@scana.com.

Participants in the solicitation
Dominion Energy, SCANA and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Dominion Energy’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 20, 2017, Dominion Energy’s Annual Report on Form 10-K, which was filed with the SEC on February 27, 2018, and certain of its Current Reports on Form 8-K.  Information regarding SCANA’s directors and executive officers is available in its definitive proxy statement, which was filed with the SEC on March 24, 2017, SCANA’s Annual Report on Form 10-K, which was filed with the SEC on February 23, 2018, and certain of its Current Reports on Form 8-K.  Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed with the SEC.  Free copies of these documents may be obtained as described in the preceding paragraph.